FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 13, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 13, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

# BRF DAY
# 3Q12 RESULTS

*Presentation:*

*José Antônio do Prado Fay* – ***CEO***
*Leopoldo Saboya* – ***CFO***

The results of the third quarter and first nine months of 2012 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

BRF

✓ BRF OVERVIEW

✓ 3Q12 RESULTS

✓ STRATEGY AND PERSPECTIVES

# BRF AT A GLANCE

BRF

**2011**

- ✓ **R$25.7 billion** of net sales in 2011 (40% exports)
- ✓ Annual production of ~ **7 million** tons of food
- ✓ Slaughter **7 million** heads of poultry/day and **43,600** heads of pork + cattle/day
- ✓ Responsible for **20% of the global** poultry trade
- ✓ **3rd largest** exporter in Brazil

**AFTER TCD**
Sep/12

- ✓ **114,000** employees -- 5th largest in Brazil
- ✓ **63** industrial units

**We are one of the largest food companies in the world**

# BRF - BREAKDOWN  OF NET REVENUES

## BREAKDOWN OF NET REVENUES BY SEGMENT

9M12



Food Service
5.2%
Dairy
10.0%
Domestic
Market
44.4%
Export
Market
40.4%

## BREAKDOWN OF NET REVENUES BY PRODUCT

9M12



Food
Service
5.2%
Other Sales
3.3%
Dairy
10.0%
Poultry
30.9%
Processed
Products
40.9%
Pork / Beef
9.8%

# STRENGTHS OF BRF

BRF

LIVESTOCK | FOOD PROCESSING INDUSTRIALIZATION | BRANDS & PORTFOLIO | SALES DISTRIBUTION

## LIVESTOCK

- Partnership with +20,000 producers
- Natural resources => competitive advantages
- Traceability
- Sustainability

## FOOD PROCESSING INDUSTRIALIZATION

- 52 plants in Brazil
- 11 plants abroad
- Innovation
- Quality
- Safety
- Scale

## BRANDS & PORTFOLIO

Sadia

PERDIGÃO

Qualy Sadia

batavo

Elegê

## SALES DISTRIBUTION

- 150,000 clients and 500,000 monthly deliveries in Brazil
- Brazilian territory coverage of 98%
- Reach 140 countries with 19 commercial offices
- Proprietary distribution in 7 countries

## WE ARE PART OF THE 32 PERISHABLE CATEGORIES COVERED BY NIELSEN

## BRF IS MARKET LEADER IN 25 CATEGORIES

| | Specialty meats  | Frozen meats  | Pastas  | Frozen pizzas  | Dairy  | Margarine  |
|---|---|---|---|---|---|---|
| MARKET SIZE | US$ 10 bi | US$ 1.5 bi | US$ 400 mi | US$ 300 mi | US$ 2.4 bi | US$ 1.3 bi |
| CAGR 5 YEARS | 14% | 10% | 22% | 17% | N/A | N/A |

Desserts


Snacks


Cheese/ UHT


In- Natura


Soy base processed


Vegetables


Source: AC Nielsen/BRF - 2011

# MAIN EXPORT MARKETS

## EXPORT MARKET BY REGION (NET REVENUES)

YTD


9M11
9M12
31,5%
34,1%
22,1%
21,2%
18,3%
16,4%
9,6%
11,5%
8,6%
8,9%
7,7%
8,0%
2,2%
0,1%
Middle East
Far East
Europe
LATAM
Eurasia
Africa
Other countries

## SHAREHOLDER OWNERSHIP

In 09/30/2012



Sabiá 0.4%
Blackrock 5.1%
Previ 12.2%
Domestic Investors 17.2%
Petros 10.1%
Valia 1.4%
Treasury Shares 0.3%
Sistel 1.3%
Tarpon 8.0%
Foreign Investors 30.9%
ADRs 13.0%

- ✓ Diffuse control
- ✓ Only ordinary shares (one share one vote)
- ✓ SEC registered; Sarbanes-Oxley compliance
- ✓ Adherence to the highest corporate governance standards (Novo Mercado)
- ✓ Listed in BM&FBovespa for 32 years
- ✓ Listed in the NYSE for 12 years (level III ADR)

Number of shares: 872,473,246
Capital Stock: R$ 12.6 bi

BRF

# NET SALES EVOLUTION

**BRF's historical highlights – *R$ billion***

| | 1994 | 2011 | CAGR% |
|---|---|---|---|
| Net Sales | 0.4 | 25.7 | 28% |
| EBITDA | 0.03 | 3.2 | 32% |
| Net Income | 0.01 | 1.4 | 32% |
| Market Value | 0.2 | 23.9 | 32% |


2008 and 2009
• Sadia, Batavia and Cotochés acquisitions
• Follow-on equity offering of R$5.3 billion
Sadia
2007 and 2008
• Eleva acquisition
• Follow-on equity offering of R$ 0,9 billion
Elegê
2006
• Joined Bovespa's Novo Mercado
• Global equity offering of R$ 0.8billion
• Batavo acquisition
batavo
2000
• Started trading in the NYSE
0.4 0.7 0.9 1.1 1.3 1.6 1.9 2.5 3.0 3.9 4.9 5.1 5.2 6.6 11.4 20.9 22.7 25.7
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
Net debt / LTM EBITDA
4.7x 1.7x 2.7x 2.4x 2.0x 0.5x 3.6x 1.3x 2.9x 2.8x 1.3x 1.0x 1.4x 0.5x 2.9x 3.6x 1.4x 1.7x

# 3Q12 RESULTS



# 3Q12 SUMMARY

- ✓ *Transfer of assets and suspension of categories in Perdigão/Batavo completed*
- ✓ *Strategy and execution of the commercial transition (TCD-CADE) resulting in record revenues in the 3Q*
- ✓ *Net Revenues increase of 14.3% against the 3Q11 and 5.1% against 2Q12*
- ✓ *Margins below potential with substantial cost increase and gradual price adjustment process*
- ✓ *Strategic Joint Ventures: Federal Foods and Carbery*

# OPERATING PROFIT EVOLUTION YTD (9 MONTHS)

## EXPORT MARKET, THE TRANSITION PROCESS (TCD/CADE) AND TIMING MISMATCH BETWEEN COST/PRICE ARE THE MAIN ELEMENTS FOR LOWER PROFITABILITY IN 2012



R$ Million
1.493
(492 )
(220 )
DM (185)
FS (45)
Dairy 9
781
9M11 EBIT
Export Market
Brazil
(DM, FS, Dairy)
9M12 EBIT

# OPERATING PROFIT EVOLUTION IN THE QUARTER

## IN RELATION TO 2Q, THE EXPORT MARKET WAS IMPACTED BY THE TIMING MISMATCH BETWEEN COST/PRICE AND CHALLENGES IN THE JAPANESE MARKET



MI 2
FS (5)
Dairy (6)
R$ Million
281
( 40 )
( 9 )
232
2Q12 EBIT
Export Market
Brazil (DM, FS, Dairy)
3Q12 EBIT

# 3Q12 RESULTS

## GROSS PROFIT
R$ million


Δ: -5.0%
-4.3pp
1.606
1.489
1.526
25,5%
21,8%
21,2%
3Q11
2Q12
3Q12


4.712
4.359
Δ: -7.5%
-3.9pp
25,3%
21,4%
Gross Margin
9M11
9M12

## EBITDA
R$ million


Δ: -21.8%
-3.6pp
723
565
565
11,5%
8,3%
7,9%
3Q11
2Q12
3Q12


2.325
1.662
Δ: -28.5%
-4.3pp
12,5%
8,2%
EBITDA Margin
9M11
9M12

# 3Q12 RESULTS

BRF

## EBIT

R$ million


Δ: -49.0%
-4.0pp
455
7,2%
281
4,1%
232
3,2%
3Q11
2Q12
3Q12
1.493
8,0%
781
3,8%
9M11
9M12
Δ: -47.7%
-4.2pp
EBIT Margin

## NET INCOME

R$ million


Δ: -75.1%
-4.5pp
365
5,8%
6
0,1%
91
1,3%
3Q11
2Q12
3Q12
1.246
6,7%
251
1,2%
9M11
9M12
Δ: -79.9%
-5.5pp
Net Margin

# NET REVENUE EVOLUTION

R$ million

## STRONG GROWTH DESPITE THE TRANSITION PROCESS TCD/CADE



14.3%
volume +4.3%
price/mix +9.6%
volume -1.6%
price/mix +6.9%
5.1%
6.292
7.099
6.337
6.842
7.193
3Q11
4Q11
1Q12
2Q12
3Q12
9.5%
volume +3.8%
price/mix +5.5%
18,607
20,372
9M11
9M12

# NET REVENUE EVOLUTION IN THE DOMESTIC MARKET

R$ million


7.4%
volume -1.2%
price/mix +8.7%
volume -0.4%
price/mix +4.5%
4.1%
2.878
3.285
2.992
2.967
3.090
3Q11
4Q11
1Q12
2Q12
3Q12
8.3%
volume -0.4%
price/mix +8.8%
8.345
9.037
9M11
9M12

## LAUNCHES 9M12



**DAIRY**
**48** New SKUs

**DOMESTIC MARKET**
**82** New SKUs


Sadia
Sadia
Sadia

**EXPORT MARKET**
**117** New SKUs


Sadia
Frango
Sadia
Mussarela
Sadia
Calabresa

**FOOD SERVICE**
**36** New SKUs


Claybom
Claybom


Sadia


HAMBÚRGUER
sabor picanha
HAMBÚRGUER

**Total launches: 283**

# MAIN IMPACTS IN COSTS

## COGS AS % OF NET REVENUES



+0.6 pp
74,5%
78,2%
78,8%
3Q11
2Q12
3Q12

- ✓ Corn and soybean meal* were up by 27% and 38% respectively vs 2Q12; 12% and 104% respectively vs 3Q11
- ✓ Temporary production cost pressure generated by the TCD process

Source: Safras & Mercados (market of Ponta Grossa /PR - Brasil)

# OPERATING EXPENSES

## OPERATING EXPENSES
SG&A as % of Net Revenues


-0.7 pp
17,3%
16,9%
16,6%
3Q11
2Q12
3Q12

- ✓ Decrease despite transition TCD/CADE impacts
- ✓ Gradual efficiency recovery process
- ✓ Expense saving measures

# INVESTMENTS
In R$ million


3Q12 CAPEX
TOTAL CAPEX:
R$ 540 million
CAPEX: R$419 million
222
62
135
121
Growth
Efficiency
Support
Biological Assets
9M CAPEX
1.717
1.019
9M12
9M11

# NEW PLANT IN THE MIDDLE EAST

BRF





**Investment**: USD 120 million

**Capacity**: 80 thousand tons of processed

**Start of Operations**: 2nd semester 2013

**Location**: Abu Dhabi

# NEW MARGARINE PLANT



**Investment**: R$ 140 million

**Capacity**: 8.1 thousand tons/month

**Start of Operations**: 1st semester 2013

**Location**: Vitória de Santo Antão - PE

# NEW TECHNOLOGY CENTER

BRF



**Investment**: R$ 64 million

**Area**: 14 thousand m²

**Start of Operations**: 2nd semester 2012

**Location**: Jundiaí - SP

# AGROINDUSTRIAL COMPLEX LUCAS DO RIO VERDE



**Investment**: R$ 1.5 bi (from 2005 to 2011)

**Potential Capacity**:

- ✓500 thousand heads of poultry/day
- ✓10 thousand heads of pork/day
- ✓5,500 tons of processed/month

**Start of Operations**: 2008

**Location**: Lucas do Rio Verde - MT

# ACCUMULATED SYNERGIES

BRF

**9M12**

| | |
|---|---|
| GROSS | ✓ R$ 540 million |
| EXPENSES | ✓ (R$ 24 million) |
| NET | ✓ R$ 516 million |

- ✓ Costs and expenses of the transition under the TCD (costs cannot be segregated out) are not captured in these figures
- ✓ Monitoring of +200 integration / cost and expense synergy projects -- base for monitoring vs pre-merger situation of 2008

# SOUND FINANCIAL POSITION

## LIQUIDITY
(Cash & Cash Equivalents)



R$ Billion
5,0
4,0
3,0
2,0
1,0
0,0
2,9
2,9
2,3
2,3
3,9
1,0
2,9
3,3
1,0
2,3
4Q11
1Q12
2Q12
3Q12
Cash & Cash Equivalents
Revolver

## NET DEBT



R$ Billion
10,0
8,0
6,0
4,0
2,0
0,0
9,4
6,1
3,3
2,3
1,5
0,8
7,1
4,6
2,5
Gross Debt
Cash & Cash Equivalents
Net Debt
R$
Foreign Exchange

## DEBT
(Costs, Terms, Profile)

| | R$ | USD | Total |
|---|---|---|---|
| Average Annual Cost | 7.7% | 5.3% | |
| Average Term (years) | 2.3 | 5.9 | 4.7 |



Others
2%
Rural
7%
BDNES and Others
19%
Capital Market
41%
Trade Finance
31%

# FINANCIAL LEVERAGE

In R$ million



Δ = R$ 2.3 bi
4.864
5.408
5.974
7.047
7.125
1,48
1,67
2,02
2,57
2,76
3Q11
4Q11
1Q12
2Q12
3Q12
Net Debt
Net Debt / EBITDA

| | | | | | |
|---|---|---|---|---|---|
| **FX** | **R$1.85** | **R$1.88** | **R$1.82** | **R$2.02** | **R$ 2.03** |

# DOMESTIC MARKET – 3Q12



GROWTH
Net Sales
Volume
Price/mix
7.4%
4.1%
-1.2%
-0.4%
8.7%
4.5%
3Q12 vs 3Q11
3Q12 vs 2Q12



EBIT
(R$ million)
286
182
184
9.9%
6.1%
6.0%
EBIT Margin
3Q11
2Q12
3Q12

- ✓ Sound recovery of revenues/volumes lost with the execution of the TCD/CADE
- ✓ Gradual adjustment process – timing mismatch between cost and price



SHARE OF TOTAL NET SALES 9M12
44.4%

# EXPORT MARKET – 3Q12

BRF

## GROWTH



Net Sales
Volume
Price/mix
26.0%
8.4%
11.7%
-2.1%
12.8%
10.7%
3Q12 vs 3Q11
3Q12 vs 2Q12

## EBIT

(R$ million)



132
64
25
5.4%
2.3%
0.8%
EBIT Margin
3Q11
2Q12
3Q12

- ✓ An imbalance between the gradual adjustment of prices and the new cost reality incurred put pressure on margins
- ✓ Improvement seen in the Middle East but difficulties remain in Japan



SHARE OF TOTAL NET SALES 9M12 40.4%

# EXPORT MARKET

## MIDDLE EAST

- ✓ Overcame challenges faced at the beginning of the year
- ✓ Announced acquisition of 49% stake in Federal Foods

**NET SALES**
(R$ million)



46.5%
761
1.010
1.116
3Q11
2Q12
3Q12

**Volume**
**3Q12 vs 3Q11:**
**+12.1%**

## EUROPE

- ✓ Despite the increase of 5.4% in volume, revenues remained stable against 3Q11
- ✓ Focus on local production of higher aggregated value items (Plusfood)

**NET SALES**
(R$ million)



-0.4%
493
449
491
3Q11
2Q12
3Q12

**Volume**
**3Q12 vs 3Q11:**
**+5.4%**

# EXPORT MARKET

## EURASIA

- ✓ Increase in volume and Net Sales due to re-opening of pork processing plants
- ✓ Expansion to markets such as Ukraine

**NET SALES**
(R$ million)



101%
145
290
291
3Q11
2Q12
3Q12

**Volume 3Q12 vs 3Q11: +86.3%**

## FAR EAST

- ✓ Locally held inventories in Japan still high
- ✓ Evolution in *Rising Star* businesses (JV in China)

**NET SALES**
(R$ million)



11%
525
631
581
3Q11
2Q12
3Q12

**Volume 3Q12 vs 3Q11: +6.0%**

# EXPORT MARKET

## LATAM

- ✓ Increase in volume and Net Sales due to the incorporation of the activities of Quickfood

**NET SALES**
(R$ million)

**Volume 3Q12 vs 3Q11: +32.4%**


47.5%
275
263
406
3Q11
2Q12
3Q12

## AFRICA

- ✓ Strategy of gradually enhancing the portfolio

**NET SALES**
(R$ million)

**Volume 3Q12 vs 3Q11: -1.2%**


11.7%
199
221
222
3Q11
2Q12
3Q12

# FOOD SERVICE



# FOOD SERVICE

BRF

## FOOD SERVICE MARKET REPRESENTED R$ 235 BILLION IN 2011 AND GROWS AT HIGHER RATES THAN THE RETAIL

**SALES IN THE FOOD SERVICE MARKET (SELL-OUT)**
R$ billion



CAGR: 12%
152
178
195
227
235
2007
2008
2009
2010
2011

**SALES IN THE BRAZILIAN FOOD INDUSTRY (SELL-IN)**
R$ billion



250
200
150
100
50
0
Retail
FS
123
50
CAGR
13.6%
205
CAGR
15.2%
88
2007
2008
2009
2010
2011

**Main trends in the Brazilian market generated changes in population habits:**

- ✓ Increased supply of jobs and income
- ✓ More women on the job market
- ✓ Urban mobility increasingly more difficult
- ✓ Changes in the household structure: people living alone and homes without children
- ✓ Rise of the C class
- ✓ A whole generation that is growing up with new eating habits

Source: ABIA

# FOOD SERVICE

## SPENDING ON FOOD CONSUMPTION OUTSIDE HOMES IN MATURE MARKETS IS THE SAME AS RETAIL SPENDING AND WE SEE THAT BRAZIL IS FOLLOWING THE SAME PATH

### FOOD SERVICE MARKET LIFECICLE

Development curve



Early Stage
Growth
Maturity
Food service 2012
50% fora do lar
Food service 2009
31% fora do lar

### FACTORS DRIVING THE BRAZILIAN FOOD SERVICE MARKET

- ✓ Professionalization of the sector is increasing demand for professional solutions
- ✓ Large international chains see Brazil as an opportunity
- ✓ Growth of the shopping center industry
- ✓ Higher consumption of breakfast consumed outside homes
- ✓ Sporting events to be held in 2014 and 2016 will increase the number of tourists to Brazil by 20%

Sources: POF – Household Budget Research 2002/03 and 2008/09
USDA – US Departament of Agriculture

## BASED ON THESE OPPORTUNITIES, BRF HAS CREATED A DIRECT ATTENDANCE MODEL WITH DEDICATED EXPERTISE AND STRUCTURE

**Industry**

**Intermediaries**

- Third party distribution
- Wholesale
- Logistic Operators

**Pulverized/Fragmented**

Hotels
Restaurants
Caterings
Dinners
Bars
Public Institutions

**Structured Chains**

**Consumers**

- ✓ 62,000 clients attended directly
- ✓ Supplying the main Brazilian and global chains

BRF

## AND WE ARE BUILDING SOUND COMPETITIVE ADVANTAGES

**DIRECT ATTENDANCE**

✓ **Segmented direct attendance** with dedicated sales teams in Brazil and the world

**PORTFOLIO AND INNOVATION**

✓ Food Service **customized portfolio** with strong focus on **innovation**

**BRANDS**

✓ **Brands** as **leverage for experience and business turnover**

**SERVICES AND RELATIONSHIP**

✓ **Service and Relationship Platforms** focused on supporting our clients growth and sustainability

# FOOD SERVICE – 3Q12


GROWTH
Net Sales
Volume
Price/mix
8,0%
0,2%
2,6%
-3,8%
5,3%
4,2%
3Q12 vs 3Q11
3Q12 vs 2Q12


EBIT
(R$ million)
58
32
27
17.7%
9.1%
7.7%
3Q11
2Q12
3Q12
EBIT Margin

- ✓ Profitability under pressure due to surplus of *in-natura* meat
- ✓ Growth deceleration in the Food Service market following GDP reduction
- ✓ Strong impact in costs reflecting higher grain prices



SHARE OF TOTAL NET SALES 9M12 5.2%

# DAIRY


Elegê
Qualy
Batavo



# DAIRY

WORLD



US$380 bi

BRAZIL



R$23 bi

**5th largest milk producer in the world**

**It will correspond to 10% of the world's growth in the next 5 years**

## Refrigerated/Chilled R$ 11 bi

- Fermented Milk
- Desserts
- Soy yogurts
- Butter
- Cream cheese
- *Petit Suisse*
- Functional Yogurt
- Yogurt
- Pulp

## Dry Products R$ 12 bi

- UHT Milk
- Milk Cream
- Sauces
- *Dulce de Leche*
- Aromatic Products
- Powder Milk
- Condensed Milk
- Cheeses
- Soy-based drink

Source: chilled market and dry products sizes: Nielsen
5th largest milk producer in the world: IBGE and USDA (2007)

## PRESENT IN THE CONSUMERS' DAILY LIVES


Number of Households Mi
%
Mature
Potential
Penetration
59
53
47
41
35
30
24
18
12
6
100
90
80
70
60
50
40
30
20
10
UHT Milk
Yogurts
Cheese
Powdered Milk
Cream Cheese
Petit Suisse
Fermented Milk
Aromatic Milk and Soy-based drinks
Desserts
1 to 5 years
6 to 12 years
13 to 18 years
18 + years
Age
Stable or slight growth
In development
Retraction

BRF

## A BUSINESS WITH DIFFERENT CHALLENGES AND REALITIES


LARGE VOLUMES
UHT MILK/ POWDER
CHEESE
REFRIGERATED/ CHILLED
ATTRACTIVE MARGINS
RIGHT-SIZE PROFITIBILIZE REDESIGN
GROW, INTEGRATE BRAND & INNOVATION

BRF

## STRATEGIC DRIVERS BY CATEGORY



**CHEESE**

Pursuing market leadership in Brazil, with brand and profitability.
CHEESE NOW HAS A NAME!



**CHILLED**

Reinforce brand equity / operational synergy.



**MILKS AND POWDERS**

Increase profitability, optimizing regional activities, channel mix and productive view.



**GROCERY PRODUCTS**

Increase profitability, regionalization, dry distribution platform.



**INNOVATION**

A world of opportunities, moisturizers, health, pleasure.

## COMPETITIVE ADVANTAGES



**Distribution with high penetration**



**Reachness, to grow customer base**



**High potential Go-to-Market model**

BRF

## CLARITY IN THE GROWTH PATH

**1 Strategy**
- Diversification
- Structuring a Total food company

**2 Brand**
- Construction
- Clear Positioning
- Investment
- Growth Paths

**3 Product**
- Value innovation
- Lead trends
- Portfolio: profitable and complete
- Quality
- Diferentiation

**4 Operation/ Execution**
- Category Management
- Distribution Synergy
- Coverage/Penetration
- Excellence in services
- Operational Efficiency

**Alignment**

**Focus / Simplicity**

**Consistency**

The Right **Size** and the right C**hannel**, seeking profitability and implementing a high potential **Go-to-Market** model!



# DAIRY – 3Q12



GROWTH
Net Sales
Volume
Price/mix
4.8%
-1.3%
2.7%
-3.0%
2.1%
1.7%
3Q12 vs 3Q11
3Q12 vs 2Q12



EBIT
(R$ million)
2.7
-0.5%
0.4%
-3.2%
-3.7
-21
EBIT Margin
3Q11
2Q12
3Q12

- ✓ Operational Margin improvement with reduction in UHT volumes – gradual *rightsizing* process
- ✓ Potential synergy in distribution in the domestic market



**SHARE OF TOTAL NET SALES 9M12 10.0%**

# SUPPLY CHAIN

BRF


CHESTER
+
+
Dánica
+
=

# SUPPLY-CHAIN
# SUPPORTING ALL CHANNELS

## A COMPLEX OPERATION AND ...


INBOUND
OUTBOUND
Raw material
Feed Mill/ Hatcheries/ Farms
Outgrowers
Milk Producers
Milk Collection Center
Production Units
Consolidating Center
DC
Transit Point/ Cross Docking
Consumer
Client
DC
Port
Export

# SUPPLY-CHAIN
## SUPPORTING ALL CHANNELS

BRF

### ... A SOLID INFRASTRUCTURE!



Belém
Fortaleza
Recife
Salvador
Belo Horizonte
Manaus
Uberlândia
Vitória
Cuiabá
Rio de Janeiro
Ap. Goiânia
Jundiaí
Embu
Curitiba
Itajaí
Porto Alegre
Distribution Centers
Industrial Units

**PLANTS / DC's / TSP's**

**52 / 25 / 39**

**EMPLOYEES IN SUPPLY**

Over **14,000** direct and indirect

(Over **1,500** overseas)

**TRANSPORTED VOLUME**

Over **2,000,000** tons/month

**VEHICLE FLEET**

Over **7,500** trucks, **65** million Km/month

**CHICKEN TRANSPORTATION**

**1.7** Billion heads/year

**PORK TRANSPORTATION**

**10.4** Million heads/year

**TURKEY TRANSPORTATION**

**30.2** Million heads/year

**BEEF TRANSPORTATION**

**0.5** Million heads/year

# SALES AND DISTRIBUTION

BRF

## OPORTUNITIES AFTER TCD

### CURRENT SCENARIO


Sadia




Batavo

### FUTURE SCENARIO

**SYNERGIES**

- ✓ Sales
- ✓ Merchandising
- ✓ Storage and Transportation
- ✓ Distribution


Batavo
Sadia
BRF



# SSUPPLY CHAIN
# FEEDING AN AGILE AND COMPLEX CHAIN

## CATEGORIES DIVERSITY AND COMPLEXITY

Management of over **16.5 thousand suppliers**

Procurement base of over **200 thousand SKU's** and **6 thousand contracts**

We manage over **25 million orders** per year

BRF

## MAXIMIZING RESOURCES

***TECHNOLOGY + PROCESSES***

- ✓ State of the art equipment:
  - "Automatic *Sorter*" and "*picking by light*"
  - Trans-elevators
  - Customized vehicles
- ✓ Fleet routing system
- ✓ Real-time fleet monitoring
  - Performance and temperature
- ✓ Scenario and lay-out simulators
- ✓ Sales route management system
- ✓ Monitoring sales efficiency

# SUMMING UP: INFRASTRUCTURE TO SUPPORT OPERATIONAL EXCELLENCE

BRF


WORLD CLASS
SUPPLY CHAIN
Relevance
Competitiveness
Innovation
Integration and Aliances
Susteneinability
TECHNOLOGY
PEOPLE
SSMA
Safety, Health and Environment

**PEOPLE – EXCELLENCE IN PERSONNEL**

- Attracting, retaining and developing the best
- Payment system encourages performance

**SOLID PROCESSES**

- Culture of processes, replicable controls
- ZBB, *work-flow, EVA*

**USE OF INFORMATION**

- Obsession in the pursuit of causes and effects

**TECHNOLOGY**

- Leadership, state of the art
- ERP, SCM, BSC, CRM, *Dynamic routing, simulators*

**EXECUTION**

- Intolerant of faults and waste, leader in costs

# STRATEGY AND PERSPECTIVES

BRF


Elegê
Creme de Leite

BRF

# JV FEDERAL FOODS

**ACQUISITION OF 49% SHARE EQUITY STAKE**
**10/04/2012**

الاتحاد للأغذية
Federal Foods

**This acquisition is in line with BRF's strategic plan reinforcing the continuous progress in the value chain and aligned with the building of a new plant of processed products in the Middle East**

## FEDERAL FOODS IS A LEADING FOOD COMPANY IN THE UNITED ARAB EMIRATES (UAE)

- ✓ 6 branches in the United Arab Emirates and 1 in the State of Qatar
- ✓ Over 1,350 employees
- ✓ Logistic logistics fleet over 260 chilled/frozen vans and trucks
- ✓ Distributor of Sadia products in the UAE for over 20 years
- ✓ Net Revenue of US$ 266 million in 2011

# JV CARBERY

FORMATION OF A 50/50 JV
11/05/2012

CARBERY

**Joint Venture focusing on whey processing ( byproduct from cheese manufacturing). The venture is aligned with BRF´s strategic objective to be a leading player in the Brazilian cheese market**

## CARBERY IS A GLOBAL LEADER IN PROCESSING NUTRITIONAL INGREDIENTS SOURCED FROM WHEY

- ✓ USD 50 million investment
- ✓ Innovative technology to produce added value nutritional ingredients sourced from whey
- ✓ These ingredients are utilized by leading consumer brands in baby food and sports nutrition, among others uses

# 2013 SCENARIO

BRF

## MACRO

- ✓ Global economy still recovering slowly and gradually, particularly in the developed markets
- ✓ Brazil should resume moderate economic growth, driven by the measures implemented in 2012 and the segment should remain strong
  - Levels of employment and real income remain strong → + household consumption
  - High consumer confidence

## SECTORIAL

- ✓ Cost of grains should remain high despite the good harvests expected in South America and the United States
- ✓ World trade chicken should expand 2% (according to the USDA) led by emerging markets
- ✓ Global competition remains high

# 2013 – THE BEGINING OF A NEW CICLE AFTER MERGER. . .

BRF

## REVENUE MANGEMENT

- ✓ Innovation
- ✓ Focus on aggregated value (value share)
- ✓ Improvement in attendance and service
- ✓ Portfolio, brands and channels repositioning

## COSTS AND EXPENSES

- ✓ Capture of synergies
- ✓ Gradual re-optimization process and profitability gains after TCD of the following structures: industrial, logistic and administrative

## INTERNATIONA-LIZATION

- ✓ Integration and evolution in business in Argentina, *Federal Foods* and *Rising Star*
- ✓ Middle East Plant
- ✓ Continuous progress in the value chain

**<u>*Net Revenue Growth*</u>: Between 10% - 12%** **<u>CAPEX</u>: Aprox. R$ 2.0 B**

# . . . AND BRF REAFIRMS ITS COMMITMENT WITH THE BRF15 STRATEGIC PLAN

BRF

**LONG TERM STRATEGIC FOCUS**



**Drivers for Sustained Growth with a view to meeting BRF 15 objectives**

- ✓ Leadership in the Brazilian market
- ✓ Innovation
- ✓ Organic growth
- ✓ Global expansion
- ✓ Advance along the value chain (brand and distribution)